UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	FY 2018 Investor Presentation

Item 1

Q 4 and FY 2018 Results Raviv Zoller, President & CEO February 6 , 2019

Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . ( “ ICL ” or “ Company ” ) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “ predict ” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL ’ s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2017 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted EBITDA excluding divested businesses, Adjusted net income excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 4 2018 press release for the quarter and year ended December 31 , 2018 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS . 2 Important Legal Notes

Q4 and FY2018 Highlights

- ✓ Strong performance in Q4 and in FY2018 deriving from top and bottom line growth in all of ICL's value chains, overcompensating for divested businesses
- ✓ Annual net income more than tripled compared to 2017. Adjusted net income excluding divested businesses[(1)] increased by about 50%
- ✓ 2018 EPS amounted to 97 cents while adjusted EPS amounted to 37 cents. Q4 EPS amounted to over 6 cents while adjusted EPS reached 10 cents
- ✓ A dividend of 4.8 cents/share, reflecting a dividend yield of above 3%[(2)]
- ✓ Focused strategy driving EBITDA margin expansion & contributing to a positive business momentum into 2019
- ✓ Fourth sequential quarter of growth in adjusted operating income, operating cash flow and adjusted EBITDA

See appendix and Q4 2018 PR for a reconciliation of adjusted operating income and adjusted operating excluding divested businesses to operating income, Adjusted net income and adjusted net income excluding divested businesses to net income, net income to adjusted EBITDA excluding divested businesses and adjusted EPS excluding divested businesses .

(1) See reconciliation table in the appendix of Q4 and Full Year 2018 Press release under "Adjustments to reported operating and net income" and at the appendix of the presentation

(2) Based on a share price of $5.82 as of February 04, 2019

3

Continued Strong Performance

$ millions	FY 2018	FY 2017	% change	Q4 18	Q4 17	% change
Sales	5,556	5,418	3%	1,410	1,361	4%
Sales excluding divested businesses[4]	5,506	5,075	8%	1,410	1,301	8%
Operating income	1,519	629	141%	166	189	(12)%
Adjusted operating income excluding divested businesses[1]	750	530	42%	214	153	40%
Adjusted EBITDA excluding divested businesses[1]	1,160	928	25%	322	259	24%
Net income	1,240	364	241%	82	155	(47)%
Adjusted net income excluding divested businesses[1]	478	323	48%	124	135	(8)%
EPS[2] (Presented in US dollars)	$0.97	$0.29	241%	$0.06	$0.12	(47)%
Adjusted EPS excluding divested businesses[2]	$0.37	$0.25	48%	$0.10	$0.11	(8)%
Operating cash flow	620	847	(19)%	224	277	(27)%
Net Debt/EBITDA[3]	1.9	2.9	(34)%	1.9	2.9	(34)%

(1) Adjusted operating income excluding divested businesses, adjusted net income excluding divested businesses and adjusted EBITDA excluding divested businesses are non-GAAP financial measures. See Q4 2018 PR and the appendix to this presentation for the appropriate reconciliation tables and the calculation of adjusted EBITDA and adjusted EBITDA excluding divested businesses

(2) EPS and Adjusted EPS excluding divestments calculated as net income and Adjusted net income divested businesses, respectively, divided by weighted-average diluted number of ordinary shares outstanding. See Q4 2018 PR for number of shares for each period and reconciliation table in the appendix of this presentation.

(3) Net debt calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits

(4) Excluding contribution from divested businesses of Fire Safety and Oil Additives (divested in Q1 2018) and of Rovita (divested in July 2018) to 2017 & 2018 results

4

5 x All - time record annual segment profit x Higher realized prices across the bromine value chain, as well as higher prices & volume of phosphorous derivatives x Higher prices drove approx. 2% expansion in quarterly and annual segment profit margins (1) Including inter - segment sales, (2) excluding G&A, unallocated expenses Industrial Products Business Performance $ millions Q4 RESULTS 83 73 SEGMENT PROFIT (2) 2017 2018 2017 2018 SALES (1) + 6% + 14% 303 320 SEGMENT PROFIT (2) +7% 2017 2018 RESULTS 2018 2017 2018 SALES (1) +16% 1,193 1,296 303 350

6 x Record annual production of 3.8 million tonnes at the Dead Sea x Shift to operating profit in ICL ’ s potash operations in Spain x Average realized sales price increased by over 20 % QoQ to $ 292 /t and by 18 % YoY to $ 278 /t x On - going delays in new global capacity contribute to balanced potash market, reflected in solid pricing during off - season period (1) Including inter - segment sales, (2) excluding G&A, unallocated expenses Potash Business Performance $ millions Q 4 RESULTS SEGMENT PROFIT (2) 2017 2018 2017 2018 SALES (1) + 24% + 33% 303 320 414 515 119 158 SEGMENT PROFIT (2) + 17% 2017 2018 RESULTS 2018 2017 2018 SALES (1) + 39% 1,383 1,623 282 393

7 x Higher prices more than compensated for an increase of $50 million in raw material costs, leading to segment profit margins of 10% in 2018 compared to 7% in 2017 x A 10 - year record in specialty phosphates profit driven by value over volume strategy x Quarterly profit margins increased to 8% compared to 5% in Q4 2017, driven by synergies and supported by higher prices x Significant improvement in YPH JV’s performance (1) Including inter - segment sales, (2) excluding G&A, unallocated expenses Phosphate Solutions Business Performance $ millions Q4 RESULTS SEGMENT PROFIT (2) 2017 2018 2017 2018 SALES (1) +2% +65% 487 495 23 38 SEGMENT PROFIT (2) +3% 2017 2018 RESULTS 2018 2017 2018 SALES (1) +40% 2,037 2,099 149 208

8 x Annual top line growth in - line with market growth, increase in sales to the growing markets of China, Brazil and India x Profit margin eroded as we continue to invest in future growth x Q 4 Sales decreased due to plant maintenance in Israel and in China, as well as currency fluctuations (1) Including inter - segment sales, (2) excluding G&A, unallocated expenses IAS Business Performance $ millions Q 4 RESULTS SEGMENT PROFIT (2) 2017 2018 2017 2018 SALES (1) - 6% - 75% 156 147 8 2 SEGMENT PROFIT (2) +7% 2017 2018 RESULTS 2018 2017 2018 SALES (1) + 2% 692 741 56 57

80 85 90 95 100 105 500 550 600 650 700 750 800 850 2600 3100 3600 4100 4600 5100 5600 170 190 210 230 250 270 290 310 CHINA BROMINE (1) PRICE DEVELOPMENT 9 Favorable Market Pricing: Back to Mid - Cycle Prices WHITE PHOSPHORIC ACID PRICE INDEX (2) US$/TONNE (1) Source: Bloomberg (2) Global price index for Food Grade White Phosphoric Acid, from ICL internal sources. Prices are indexed to Q 1 2015 average (3) Source: CRU (4) Source: ICL internal data ICL ’ S AVG. FOB POTASH PRICE DEVELOPMENT (4) PHOSPHORIC ACID CFR INDIA (3) PRICE DEVELOPMENT US$/TONNE US$/TONNE %

10 Sequential Growth Throughout 2018 (1) Adjusted operating income excluding divested businesses and adjusted EBITDA excluding divested businesses are non - GAAP financial measures. See Q 4 2018 PR and the appendix to this presentation for the appropriate reconciliation tables and the calculation of adjusted EBITDA excluding divested businesses 145 190 201 214 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Adj. operating income excluding divested businesses (1) 244 298 296 322 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Adjusted EBITDA excluding divested businesses (1) 36 164 196 224 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Operating cash flow $ millions Trend line Trend line Trend line

11 2018 ACHIEVEMENTS x All four divisions contributed to strong financial results x Successful completion of the Fire Safety and Oil Additives businesses ’ divestment x Debt Optimization x Successful implementation of the Value over Volume approach in the specialty businesses x Successful alignment of ICL organizational structure with strategy x Record potash production at Sodom site x Solid performance of ICL ’ s potash operations in Spain, shifting to profitability x ICL Boulby (UK) full transition into exclusive Polysulphate products x Significant improvement in YPH JV ’ s performance x Commercial operation of the new power plant in Sodom

Kobi Altman, CFO

FY 2017 2017 divested Businesses FY 2017 excluding divested Businesses Industrial Products Potash Phosphate Solutions Innovative Ag Solutions Set-offs & eliminations FY 2018 excluding divested businesses 2018 divested businesses FY 2018 5,418 5,075 5,506 5,556 343 103 240 80 49 41 50 13 Higher Prices Across the Board Drive Annual Sales Growth See Q 4 2018 PR for a reconciliation of adjusted sales excluding divested businesses to sales. Phosphate Solutions contribution to sales ($ 80 million) excludes the 2017 and 2018 sales of the divested business of Rovita , which are included in the 2017 and 2018 "Divested businesses" columns in the upper sales graph. (1) Excluding contribution from divested businesses of Fire Safety and Oil Additives (divested in Q 1 2018 ) and of Rovita (divested in July 2018 ) to 2017 & 2018 results. See Q 4 2018 Press Release under “ Financial Results ” and under “ Adjustments to reported operating and net income ” . Numbers may not add due to rounding and set offs Sales ($ millions) FY 2017 2017 divested Businesses FY 2017 excluding divested businesses Prices Exchange rates Quantities FY 2018 excluding divested businesses 2018 divested businesses FY 2018 5,418 5,075 5,506 5,556 343 419 99 87 50 (1) (1) (1) (1)

… As Well As Significantly Higher Adjusted Operating Income

Operating income ($ millions)


652
122
530
111
58
47
1
3
750
3
753
FY 2017 Adjusted operating income
2017 divested Businesses
FY 2017 adjusted operating income excluding divested businesses(1)
Potash
Phosphate Solutions
Industrial Products
Innovative Ag Solutions
Set-offs & eliminations
FY 2018 adjusted operating income excluding divested businesses(1)
2018 divested Businesses
FY 2018 Adjusted operating income


652
122
530
419
6
10
43
64
88
750
3
753
FY 2017 Adjusted operating income excluding divested businesses
2017 Divested Businesses
FY 2017 Adjusted operating income excluding divested businesses(1)
Prices
Exchange rates
Quantities
Energy & transportation
2017 insurance income & other
Raw materials
FY 2018 adjusted operating income excluding divested businesses(1)
2018 divested Businesses
FY 2018 Adjusted operating income

See Q4 2018 PR for a reconciliation of adjusted operating income excluding divestments and adjusted operating income to operating income.
Phosphate Solutions contribution to adjusted operating income ($58 million) excludes the 2017 and 2018 operating income of the divested business of Rovita, which are included in the 2017 and 2018 "Divested businesses" columns in the upper graph.
(1) Excluding contribution from divested businesses of Fire Safety and Oil Additives (divested in Q1 2018) and of Rovita (divested in July 2018) to 2017 & 2018 results. See Q4 2018 Press Release under "Financial Results" and under "Adjustments to reported operating and net income".
Numbers may not add due to rounding and set offs.

14

Q4 2017 Sales Divested Businesses Q3 2017 Sales excluding divested businesses Potash Industrial Products Phosphate Solutions IAS Set offs and other Q4 2018 Sales 1,361 1,301 1,410 60 101 17 14 9 14 15 Q 4 2018 Sales Growth Numbers may not add due to rounding and set offs. Q4 2017 Sales Divested Businesses Q3 2017 Sales excluding divested businesses Prices Quantities Exchange rates Q4 2018 Sales 1,361 1,301 1,410 60 133 1 23 Sales ($ millions)

Q4 2017 Adjusted Operating Income Divested Businesses Q4 2017 adjusted operating income excluding divested businesses Potash Industrial Products Phosphate Solutions IAS Set offs and other Q4 2018 Adjusted Operating Income 168 153 214 15 39 10 13 6 5 16 Q 4 2018 Adjusted Operating Income Expansion See Q 4 2018 PR for a reconciliation of adjusted operating income to operating income. Numbers may not add due to rounding and set offs. (1) Excluding contribution from divested businesses of Fire Safety and Oil Additives (divested in Q 1 2018 ) and of Rovita (divested in July 2018 ) to 2017 & 2018 results. See Q 4 2018 Press Release under “ Financial Results ” and under “ Adjustments to reported operating and net income ” . Q4 2017 Adjusted Operating Income Divested Businesses Q4 2017 adjusted operating income excluding divested businesses Prices Exchange rates Quantities Raw materials, transportation & energy 2017 insurance income & Other Q4 2018 Adjusted Operating Income 168 153 214 15 133 7 7 34 38 (1) (1) Operating income ($ millions)

17 Finance Expenses $ millions FY 2018 FY 2017 Q 4 2018 Q 4 2017 Liabilities 2,750 3,331 2,420 3,337 Interest rate 3.8% 3.5% 4.2% 3.5% Interest expenses, net of interest income 104 116 25 29 Interest capitalization and other (23) (24) (4) (8) Interest expenses, net 81 92 20 21 Total hedging transactions 57 (27) 43 (3) Other 10 59 (4) 10 Adjusted net financial expenses 148 124 59 28 Adjustments to financial expenses (1) 10 - 7 (3) Net financial expenses 158 124 66 25 Numbers may not add due to rounding (1) See reconciliation table in the Q 4 Press Release under “ Adjustments to reported operating and net income ”

18 Effective Tax Rate $ millions FY2018 FY2017 Q4 18 Q4 17 Adjusted income before tax (1) 608 528 158 138 Normalized tax rate (including resource tax) 22% 25% 22% 25% Normalized tax expenses 136 134 35 35 Carryforward losses not recorded for tax purposes 17 19 6 11 Sub - Total 153 153 41 46 Sub - Total - % 25% 29% 26% 33% Other items (17) 3 (9) (44) (2) Adjusted tax expenses 136 156 32 2 Adjusted Effective tax rate 22% 30% 20% 1% (1) See calculation in the appendix of this presentation (2) Includes changes in provision for Natural resource tax and net changes in US tax rates Reported provision for income taxes 129 158 19 13

19 Strengthening Financial Flexibility (1) Net debt calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits 2.49 2.37 3.11 2.87 1.90 Net Debt/EBITDA ratio (1)

20 Q 4 and FY 2018 Key Takeaways STRONG PERFORMANCE IMPROVING BUSINESS ENVIRONMENT CONTINUOUS EXECUTION OF OUR VALUE - FOCUSED STRATEGY NOTABLE ACCOMPLISHMENTS IN OPERATIONS, FINANCE & STRATEGY IMPLEMENTATION

21 On the Verge of a Tipping Point … DEBT OPTIMIZATION Providing financial flexibility to execute strategy SHARE OVERHANG REMOVED Nutrien successfully sold its ~ 14% stake to a group of Israeli and foreign institutional investors IMPROVING MARKET CONDITIONS Higher commodity prices, demand growth and tight supply ALIGNED ORGANIZATION New long - term labor contracts, streamlining organization, smooth transition of new CEO POSITIVE BUSINESS MOMENTUM Q 2 2018 continued strong performance, margin expansion and successful value - oriented initiatives in specialty businesses GROWTH STRATEGY Enhance market leadership and capture growth throughout our businesses QUESTIONS?

APPENDIX

23 FY 2018 Industrial Products Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions $ millions 1,193 1,296 70 22 11 303 350 70 3 1 12 13

303 320 17 2 2 24 Q4 2018 Industrial Products Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions $ millions 73 83 19 3 2 5 7

25 FY 2018 Potash Sales and Segment Profit Analysis Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs SEGMENT SALES SEGMENT PROFIT $ millions $ millions 1,383 1,623 197 21 22 282 393 197 4 5 35 42

119 158 77 3 1 42 26 Q4 2018 Potash Sales and Segment Profit Analysis Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs SEGMENT SALES SEGMENT PROFIT $ millions $ millions 414 515 77 27 3

27 FY 2018 Phosphate Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions $ millions 2,037 2,022 2,099 15 142 44 109 149 152 208 3 142 11 9 12 14 62

28 Q4 2018 Phosphate Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions $ millions 487 481 495 6 38 14 10 23 25 38 2 38 1 5 9 12

29 FY 2018 Innovative Ag Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions $ millions 692 741 19 17 13 56 57 13 4 2 4 14

30 Q 4 2018 Innovative Ag Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions $ millions 156 147 4 9 4 8 2 4 1 1 4 4

31 Reconciliation Tables (1/2) Calculation of adjusted income before tax ($ millions) Q4 18 Q4 17 FY2018 FY2017 Adjusted operating income 214 168 753 652 Finance expenses (66) (25) (158) (124) Share in earnings (losses) of equity - accounted investees and adjustments to financial expenses 10 (5) 13 - Adjusted income before tax 158 138 608 528 Calculation of adjusted operating income and adjusted operating income excluding divested businesses ($ millions) Q4 18 Q4 17 FY2018 FY2017 Operating income 166 189 1,519 629 Capital gain - (48) (841) (54) Impairment of assets - 14 19 32 Provision for early retirement and dismissal of employees - 5 7 20 Provision for legal claims 30 8 31 25 Provision for closure costs 18 - 18 - Total adjustments (1) 48 (21) (766) 23 Adjusted operating income 214 168 753 652 Divested businesses’ profit - (15) (3) (122) Adjusted operating income excluding divested businesses 214 153 750 530 See Q 4 2018 PR for a reconciliation of adjusted operating income and adjusted operating income excluding divested businesses to operating in come, adjusted net income excluding divested businesses to net income, adjusted EBITDA to net income and net incOme to adjusted EPS (1) See detailed reconciliation table in the Q 4 2018 PR

Reconciliation Tables (2/2)

Calculation of adjusted net income excluding divestments to net income ($ millions)	Q4 18	Q4 17	FY2018	FY2017
Net income attributable to the shareholders of the Company	82	155	1,240	364
Total adjustments to operating income[1]	48	(21)	(766)	23
Adjustments to finance expenses[1]	7	(3)	10	-
Total tax impact of the above operating income & finance expenses adjustments[1]	(13)	5	(7)	(4)
Tax assessment and deferred tax adjustments[1]	-	6	-	6
Contribution from divested businesses	-	(7)	1	(66)
Total adjusted net income excluding divested businesses - shareholders of the Company	**124**	**135**	**478**	**323**
Weighted-average diluted number of ordinary shares outstanding	1,283,152	1,277,947	1,279,781	1,276,997
Adjusted EPS excluding divestments (US dollar)	**0.10**	**0.11**	**0.37**	**0.25**

Calculation of adjusted EBITDA excluding divestments to net income ($ millions)	Q4 18	Q4 17	FY2018	FY2017
Net income attributable to the shareholders of the Company	82	155	1,240	364
Depreciation and Amortization	107	104	403	390
Financing expenses, net	66	25	158	124
Taxes on income	19	13	129	158
Adjustments[1]	48	(21)	(766)	23
Contribution from divested businesses	-	(17)	(4)	(131)
Adjusted EBITDA excluding divested businesses	**322**	**259**	**1,160**	**928**

See Q4 2018 PR for a reconciliation of adjusted operating income and adjusted operating income excluding divested businesses to operating income, adjusted net income excluding divested businesses to net income, adjusted EBITDA to net income and net income to adjusted EPS

(1) See detailed reconciliation table "**Adjustments to reported operating and net income (Non-GAAP)**" in the Q4 2018 PR

32

33 Non - GAAP Financial Measures We disclose in this Quarterly Report non - IFRS financial measures titled sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses , adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow . Our management uses sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses and adjusted EBITDA excluding divested businesses to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our sales excluding divested businesses by adjusting our sales to exclude results of the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and Rovita business (divested in Q 3 2018 ) . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our adjusted operating income excluding divested businesses, net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income (Non - GAAP)”, excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted operating income excluding divested businesses by excluding the results of the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and Rovita business (divested in Q 3 2018 ) . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjustments to reported operating and net income” in the accompanying press release which were adjusted for in calculating the adjusted operating income excluding divested businesses and adjusted net income attributable to the Company’s shareholders . Adjusted EPS excluding divested businesses is calculated as adjusted net income excluding divested businesses divided by weighted - average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of Adjusted EPS” . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity - accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow” . You should not view sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EPS excluding divested businesses or adjusted EBITDA excluding divested businesses as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, adjusted EPS excluding divested businesses as a substitute for EPS or free cash flow as a substitute for sales, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA excluding divested businesses and free cash flow may differ from those used by other companies . However, we believe sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations , in particular the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and the Rovita business (divested in July 2018 ), as we no longer own these businesses . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company’s results of operations . This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements .

THANK YOU  com group. - icl www. visit us at

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: February 6, 2019